A123 Systems, Inc. 200 West Street Waltham, MA 02451 617.778.5700

August 1, 2011

By Edgar Transmission

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:   Joseph McCann

Timothy Buchmiller

Re:                            A123 Systems, Inc.:

Form 10-K for the fiscal year ended December 31, 2010

Filed March 11, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed May 10, 2011

File No. 001-34463

Ladies and Gentlemen:

In connection with the letter, dated July 19, 2011, submitted on behalf of A123 Systems, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) in response to comments contained in a letter, dated June 28, 2011, from the Commission to the Company, the Company hereby acknowledges to the Commission that (i) the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at 617-778-5745.

Very Truly Yours,

/s/ Eric J. Pyenson
Eric J. Pyenson

www.a123systems.com